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Exhibit 12.1

Global Partners LP
Ratio of Earnings to Fixed Charges(a)

		December 31,
	Three Months Ended March 31, 2013
		2012	2011	2010	2009	2008
	(dollars in thousands)
Earnings:
Income before income taxes and before adjustment for noncontrolling interest	$12,460	$48,320	$19,420	$27,038	$35,563	$22,207
Plus fixed charges	10,784	42,973	36,604	25,894	16,887	22,577

Total earnings	$23,244	$91,293	$56,024	$52,932	$52,450	$44,784

Fixed Charges:
Interest expense	$8,916	$36,268	$31,209	$22,310	$15,188	$20,799
Amortization of deferred financing fees	1,571	5,753	4,723	3,007	1,169	938
Interest portion of rental expense	297	952	672	577	530	840

Total fixed charges	$10,784	$42,973	$36,604	$25,894	$16,887	$22,577

Ratio of earnings to fixed charges(a)	2.16	2.12	1.53	2.04	3.11	1.98

(a)
We calculated the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before income taxes and before adjustment for noncontrolling interest, plus fixed charges. Fixed charges consist of (i) interest expense, including accretion of senior notes discount, (ii) amortization of deferred financing fees and (iii) the portion of rental expense we estimate to be representative of the interest factor in rent expense

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  Exhibit 12.1
Global Partners LP Ratio of Earnings to Fixed Charges(a)